Issuer Free Writing Prospectus dated January 29, 2026
File Pursuant to Rule 433
Registration No. 333-271262


ASTER

Belpointe OZ Investment Overview

January 2026

Important Information and Qualifications

Belpointe PREP, LLC (“Belpointe OZ,” “we,” “us” or “our”) has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ’s most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ’s Class A units involves a high degree of risk, including a complete loss of investment. An investment in our Class A units is subject to market risk, which means the value of our Class A units may go down as well as up in response to a number of factors beyond our control, including our future prospects, the outlook for the sectors and geographic markets in which we invest and operate, the stock market in general and broader economic conditions. Past performance does not guarantee future results, which may vary.

Prior to making an investment decision, you should carefully consider Belpointe OZ’s investment objectives and strategy, risk factors, fees and expenses, and any tax consequences that may result from an investment in Belpointe OZ’s Class A units. To view Belpointe OZ’s most recent prospectus containing this and other important information, visit www.sec.gov or www.belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus in its entirety before making an investment decision.

This report is current as of January 2026, is solely for educational and informational purposes and does not constitute legal, tax or investment advice, nor should it form a primary basis for your investment decisions. The tax law is subject to change in the future or retroactively and you should carefully consider your own circumstances and consult with your own legal, tax and investment advisors when assessing any potential investment course of action.

The bridge strategy discussed in this report may result in adverse tax consequences, including wash sales. Under current wash sale rules, a loss from the sale of securities is disallowed if a taxpayer acquires, or enters into a contract or option to acquire, “substantially identical” securities within 30 days before or after such sale. You are strongly urged to discuss the tax implications of any tax strategy or transaction, including any potential wash sales, with your own legal, tax and investment advisors.

Any statements in this report concerning federal, state or local tax matters are not intended to be and cannot be used for purposes of avoiding penalties imposed on the relevant taxpayer.

This report may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this report is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ’s Class A units in any jurisdiction where it is unlawful to do so.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which reflect the current views of Belpointe PREP with respect to, among other things, our future results of operations and financial performance. Estimates, projections and other forward-looking statements can typically be identified by words and phrases such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statement expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement was made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe OZ’s control. Therefore, we caution you against relying on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any forward-looking statements to conform them to actual results or revised expectations.

About Belpointe OZ

Belpointe PREP, LLC ("Belpointe OZ," "we," "us," or "our") (NYSE American: OZ) is a Qualified Opportunity Fund ("QOF") actively developing multifamily and mixed-use projects across multiple Opportunity Zones ("OZ"). We intend to continue investing in our development pipeline, with one asset now more than halfway leased and another currently in its lease-up phase.

As the only QOF listed on a national securities exchange, investors may purchase our Class A units either directly from Belpointe OZ via subscription agreement or through their brokerage account on the open market, and in either case retain full control over when they choose to exit.

Our exchange-listed structure also enables investors to navigate both OZ 1.0 and OZ 2.0 rules, including the ability—under current regulations—to dispose of a qualifying OZ 1.0 investment before December 31, 2026, and reinvest within 180 days to access the forthcoming OZ 2.0 program.

Under OZ 1.0, eligible investors may defer recognition of capital gains by reinvesting those gains into Belpointe OZ's Class A units within 180 days of the recognition event, with deferral available until December 31, 2026. If Class A units acquired under the OZ 1.0 program are held for at least 10 years, investors may elect to step-up the basis of their Class A units to fair market value—eliminating federal tax on appreciation and depreciation recapture.

Many states generally conform to these federal provisions, though several do not or only partially conform, and you should consult with your own tax advisor regarding the state and local tax consequences of investing in a QOF.

The OZ 2.0 program, which applies to investments made on or after January 1, 2027, provides a rolling five-year deferral period based on an investor's investment date, at least a 10% step-up in basis after a five-year holding period (and up to 30% for qualifying rural zones), and the same 10-years (and up to 30 years) of tax-free appreciation benefits available under the original program.

Belpointe OZ is taxed as a publicly traded partnership, and taxable income from our portfolio can be offset by depreciation, enhancing after-tax outcomes for many investors.

The foregoing material is provided for educational and informational purposes only and does not constitute legal, tax or investment advice. A determination of the tax consequences that may apply in executing any investment strategy should take into account your specific circumstances. The tax law is subject to change in the future or retroactively and you are strongly urged to consult with your own legal, tax and investment advisors regarding any potential strategy, investment or transaction. Please see the additional disclosures in the section entitled "Important Information and Qualifications" for further detail.

The Opportunity

1 **Flexibility Across OZ 1.0 and OZ 2.0**

Belpointe PREP, LLC's ("Belpointe OZ," "we," "us" or "our") (NYSE American: OZ) exchange-listed structure provides investors with the flexibility to participate in both Opportunity Zone ("OZ") 1.0 and OZ 2.0. Under current regulations, investors may dispose of a qualifying OZ 1.0 investment before December 31, 2026, and reinvest within 180 days to access the OZ 2.0 program, which begins for investments made on or after January 1, 2027.

2 **Near-Term Revenue Potential**

Belpointe OZ provides investors with the opportunity to invest in a Qualified Opportunity Fund ("QOF") that already has one prime asset more than halfway leased and another actively in the lease-up phase, each of which are currently generating revenue. Unlike other QOFs raising capital for projects in early development stages, having two assets in lease-up can mitigate construction risk and accelerate the timeline for potential returns.

3 **Reduced Construction Risk**

Because two flagship developments are already significantly progressed—one more than halfway leased and another in lease-up—investors face reduced exposure to early-stage construction risk, improving visibility across the broader development pipeline.

4 **Discount to NAV**

As of January 9, 2026, Belpointe OZ's Class A units were trading at a meaningful discount to its most recently reported quarterly determination of net asset value ("NAV").[1]

[1] On November 28, 2025, we disclosed that our determination of NAV per Class A unit as of the quarter ended September 30, 2025, was equal to $115.20 per unit.

About Belpointe, LLC

Belpointe OZ's sponsor, Belpointe, LLC ("Belpointe"), was established in 2001 as a family office and investment firm. Over the years, Belpointe has expanded to over 13 lines of business, including a financial asset management firm with more than $7 billion in assets under management, legal services, insurance, real estate services, and more. Combined, the firm has over 200 professionals operating in offices across the country. Belpointe is headquartered in Greenwich, CT.

13+	$7B+	200+	5
Lines of Business	**Assets Under Management [2]**	**Professionals**	**Offices**

[2] Derived from internal data based on assets maintained through Belpointe Asset Management, LLC, an investment advisor registered with the U.S. Securities and Exchange Commission.

About Belpointe's Real Estate Group

Belpointe's Real Estate Group is led by a seasoned team with extensive experience from some of the nation's top financial institutions and multifamily investment firms such as AvalonBay®, Greystar®, Bozzuto Group®, Tishman®, W.P. Carey®, and EY®.

Belpointe is fully integrated with real estate development, construction, and management in-house, specializing in multifamily investment strategies, specifically in ground-up construction. The Real Estate Group has been operating under the Belpointe brand since 2012, having sponsored three real estate investment vehicles.

25 Years

Average Executive Experience

$2B+

Multifamily & Mixed-Use Investment Experience [3]

[3] Derived from internal data maintained by Belpointe, LLC.

Belpointe OZ's Investment Strategy

1

Ground-Up Multifamily and Mixed-Use Developments

Our platform is centered on ground-up multifamily and mixed-use development, targeting high-growth markets across the United States.

2

Strategic Geographic Focus

Our investments have targeted metropolitan areas and sub-markets located within 75 miles of cities exhibiting significant employment and population growth. As part of our diligence process, our team evaluates the most recent census data and, through internal analysis and projections, updates that data to reflect current economic conditions, market trends and projections.

3

Asset Classes and Strategic Locations

Our strategy focuses on mixed-use and multifamily properties, driven by the societal shift towards renting versus homeownership. Belpointe OZ prioritizes infill developments that face more barriers to new supply and are close to employment and transportation hubs, ensuring strong top-line growth.

4

Rigorous Underwriting Process

Our underwriting is highly controlled, assessing asset location, demographics, risk factors, potential appreciation, and market fundamentals to mitigate risks and optimize returns.

Case Study – Aster & Links

Website: AsterandLinks.com

Aster & Links is a 424-unit, best-in-class luxury multifamily community located in the high-growth downtown Main Street Merchants neighborhood of Sarasota, FL. Aster & Links has a walkability score of 87[4], placing it within walking distance of shopping, dining, and cultural attractions. The property is also close to major attractions like St. Armands Circle, Siesta Key Beach, Lido Key Beach, and Bayfront Park.




ASTER


SPROUTS
FARMERS MARKET
ORGANI

Project Details

Address: 1991 Main Street, Sarasota, FL

Residential Unit Count: 424

Retail sqft: 51,000

Status: Lease-up (>50%)

Residential Units

424 luxury apartments with a mix of 1 to 4-bedroom apartments, including townhome-style penthouse units with 18' ceilings[5].

These units are designed with high-end finishes and modern amenities to attract discerning residents.

Retail Space

51,000 square feet of ground-floor retail space designed to accommodate a variety of tenants, creating a vibrant, bustling environment.

The anchor tenant, Sprouts Farmers Market®, occupies 23,000 square feet and is already open, driving traffic to the area.

[4] Walk Score® for 1991 Main Street, Sarasota, Florida 34236 (last accessed January 12, 2026).
[5] Aster & Links' Floor Plans (last accessed January 12, 2026).

Case Study – VIV

Website: LiveatViv.com

VIV is a 269-unit, best-in-class luxury multifamily community located in the high-growth EDGE District of St. Petersburg, FL. The project is currently in lease-up, featuring amenities, 335 parking spaces, and retail space. Positioned in the vibrant downtown, just 1 mile from the St. Pete Pier and half a mile from the $6.5 billion Gas Plant District redevelopment. VIV has a walkability score of 93[6], close to top cultural and recreational destinations, including restaurants, museums, and waterfront attractions.







Project Details

Address: 1000 First Avenue N, St. Petersburg, FL

Residential Unit Count: 269

Retail sqft: 15,500

Status: Lease-up

Residential Units

Two 15-story towers featuring 269 luxury apartment units. Unit configurations include studio, 1-bedroom, 2-bedroom, and 3-bedroom apartments[7]. Designed with modern urban living in mind, offering spacious layouts, premium finishes, and stunning city views.

Retail Space

VIV features 15,500 square feet of retail space, offering residents and the community access to shopping and dining within the building.

[6] Walk Score® for 1000 First Avenue N, St. Petersburg, FL (last accessed January 12, 2026).
[7] VIV's Floor Plans (last accessed January 12, 2026).

Development Pipeline

Belpointe OZ is already executing on its pipeline of multifamily and mixed-use projects in high growth markets.

$500M+	4
In lease-up[8]	Cities

The portfolio spans key locations across the East Coast, focusing on high-growth areas in Connecticut, Tennessee, and Florida.

Sarasota, FL
424 units in lease up + nearly 200 additional units planned

St. Petersburg, FL
269 units in lease up

Nashville, TN
In excess of 1,000 units planned

Storrs/Mansfield, CT
400+ units planned

[8] Based on internal estimates. As of the period ended October 30, 2025, Belpointe OZ had in excess of an estimated $500 million of assets in lease-up.

Development Pipeline (continued)

Project Name	Location	Project Type	Residential Units	Status
Aster & Links	Sarasota, FL	Mixed-use	424	Lease-up (>50%)
1700 Main	Sarasota, FL	Mixed-use	180 +/-	Pre-development
VIV	St. Petersburg, FL	Mixed-use	269	Lease-up (>10%)
East Nashville	Nashville, TN	Mixed-use	1,300 +/-	Pre-development
497-501 Middle	Mansfield, CT	Multifamily	262 +/-	Pre-development
1750 Storrs Road	Storrs, CT	Mixed-use	120 +/-	Pre-development

2,000+

Total Residential Units[9]

$1.0B+

Total Cost[9]

[9] Based on internal estimates as of December 2025, Belpointe OZ has over 2,000 units, representing approximate total project cost of over $1.0 billion, in its development pipeline.

OZ 1.0: Original Program (2018–2026)

Key Requirements

- Investors reinvest capital gains to defer tax up to 12/31/2026
- 5- and 10-year hold periods needed for step-up and exclusion benefits
- Substantial improvement or new development required
- Current OZ designations set to expire on 12/31/2028

Benefits

- Deferred capital gains
- Step-up in basis of 10% if held for 5 years (15% if held for 7 years depending on original investment date; benefit no longer applicable).
- No tax on appreciation after a 10-year hold
- No depreciation recapture after a 10-year hold

OZ 2.0: Modernized Program (Starting 2027)

What Changes

- New investments eligible beginning 01/01/2027
- 5-year hold receives a 10% basis step-up
- 10-year tax-free appreciation preserved
- 10-year no depreciation recapture preserved
- Rolling designation of new OZs every 10 years
- Introduction of Qualified Rural Opportunity Funds (QROFs)

QROFs

- 30% basis step-up
- Targets municipalities under 50,000 people

OZ 1.0 Stabilized Assets in an OZ 2.0 Ready Structure

Stabilized 1.0 assets may continue to be held inside a structure that remains compatible with the updated 2.0 program.

Operating Real Estate

Access to operating, income-producing real estate

Reduced Risk

Less construction risk and more portfolio stability

Broader Suitability

Broader suitability for investors

Belpointe OZ holds OZ 1.0 assets that are in lease-up and while it is positioned for OZ 2.0 participation.

A Possible Bridge From OZ 1.0 to OZ 2.0

Opportunity Zone investing is said by some to be in a "dead zone." Most private QOF investors who enter now cannot exit before deferred gains become recognized on 12/31/2026, leaving them unable to reinvest into OZ 2.0 and therefore only achieving a 1 year deferral.

Private QOFs: The Limitation

- Often include contractual lockups
- Minimal to no liquidity
- Little to no probability to exit before 12/31/2026
- No clear path to create a new 180-day window

Public QOFs: The Solution

- Ability to exit before 12/31/2026
- An exit triggers an inclusion event, causing the realization of deferred gains
- Realization of previously deferred gains opens a new 180-day reinvestment window
- Investor may reinvest into OZ 2.0 in 2027

Example: Selling on December 3, 2026, would create a new 180-day reinvestment window, expiring on May 31, 2027, thus enable participation in OZ 2.0.[10]

Belpointe OZ is one of the only QOFs that is structured in a way that can enable this transition.

[10] The foregoing example is provided for general information purposes only and is not tax advice. A determination of the tax consequences that may apply in executing any investment strategy should take into account your specific circumstances. The tax law is subject to change in the future or retroactively and you are strongly urged to consult with your own tax advisor regarding any potential strategy, investment or transaction.

Leadership Team

Brandon Lacoff

Chief Executive Officer & Chairman of the Board

Martin Lacoff

Chief Strategy Officer & Board Member

Lori Wortz

Chief Operating Officer

Cody Laidlaw

Chief Business Development Officer

IR@belpointeoz.com

Ela Cole

VP of Property Operations

Vincent Prisco

Chief Accounting Officer

Investing with Belpointe OZ

1 Expertise

Belpointe OZ's management team has extensive in-house real estate management, construction and development expertise.

2 Scale

Belpointe OZ has over $1.0 billion, in its development pipeline.[9]

3 Focus

Belpointe OZ's management team specializes in multifamily and mixed-use projects, with a particular emphasis on high-growth markets like St. Petersburg, FL, and Sarasota, FL.

4 Track Record

Belpointe OZ's sponsor and its affiliates have facilitated or originated 13 real estate assets in three prior real estate programs.[11]

5 The Opportunity

Consider investing in a QOF that has one assets more than halfway leased and another that is actively in its lease-up phase.

6 Market Leadership

Capitalize on Sarasota's and St. Petersburg's, continued growth potential and Belpointe OZ's premier multifamily communities.

[11] As reported in the Prior Performance Tables included in Appendix A to Belpointe OZ's Registration Statement on Form S-11 (File No. 333-271262).

Summary

Distinct Investment Platform

Belpointe OZ offers the only QOF listed on a national securities exchange, providing flexibility, liquidity, and seamless access to both OZ 1.0 and upcoming OZ 2.0 benefits.

Near-Term Revenue Visibility

With one asset more than 50% leased and another in active lease-up, investors gain exposure to a later-stage portfolio with reduced construction risk.

Compelling Entry Point

Class A units are currently trading at a discount to Net Asset Value (NAV), creating an attractive entry opportunity compared with early-stage private QOFs.[12]

Positioned for OZ 1.0 + OZ 2.0

Investors can benefit from OZ 1.0 deferral up to 12/30/2026 and retain the flexibility to transition into OZ 2.0 beginning 1/1/2027.

Institutional-Grade Sponsor

Backed by Belpointe's Real Estate Group with vertically integrated development and investment capabilities.

[12] On November 28, 2025, we disclosed that our determination of NAV per Class A unit as of the quarter ended September 30, 2025, was equal to $115.20 per unit.

Get in Touch

We're here to help you navigate the unique opportunities within Belpointe OZ. Connect with our team to learn more.

Email Us

IR@belpointeoz.com

Visit Our Website

investors.belpointeoz.com

Call Us

203-883-1944

Explore Belpointe OZ